The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 1002
TELEPHONE (212) 326-0600



May 29, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.



The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Results for the Third Quarter of Fiscal Year 2007

Capital Ratio as of December 31, 2007

Business Integration of Two Lease Subsidiaries through a Holding Company

Devaluation losses on securities and
Revision of earnings forecasts for the fiscal year ended March 31, 2008

Financial Results for Fiscal Year 2007

05/29/08 11:31AM

Notice regarding change of Representative Directors

Comments on investment unit reduction

Establishment of an overseas special purpose subsidiary For issuance of Non-dilutive Preferred Securities

Exposure to securitized products (As of March 31, 2008)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department



The Sumitomo Trust & Banking Co., Ltd.
Financial Results for the Third Quarter of Fiscal Year 2007

January 30, 2008

Stock exchange listings : Tokyo and Osaka (code: 8403)
URL : http://www.sumitomotrust.co.jp/IR/company/index_en.html
Representative : Hitoshi Tsunekage, President and CEO

(All amounts less than one million yen are rounded down.)

1. Consolidated Financial Results for the Third Quarter of Fiscal Year 2007 (April 1, 2007 through December 31, 2007)

(1) Consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income	
Third Quarter Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
December 31, 2007	780,200	33.2	87,425	(40.9)	53,848	(45.3)
December 31, 2006	585,644	5.7	148,044	19.9	98,526	28.8
March 31, 2007	853,365	-	170,171	-	103,820	-

	Net Income per Share	Net Income per Share (Diluted)
Third Quarter Ended	Yen	Yen
December 31, 2007	32.16	32.15
December 31, 2006	58.89	58.88
March 31, 2007	62.05	62.04

(2) Consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share
As of	Millions of Yen	Millions of Yen	%	Yen
December 31, 2007	22,112,921	1,360,627	5.2	686.29
December 31, 2006	21,251,559	1,345,007	5.6	705.77
March 31, 2007	21,003,064	1,447,907	5.9	738.78

(*1) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets

2. Forecasts of Consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

Figures in the following forecasts of consolidated financial results have not been changed from those announced on November 15, 2007.

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Fiscal Year Ending March 31, 2008	1,060,000	24.2	150,000	(11.9)	90,000	(13.3)	53.74

3. Other Information

(1) Changes in the scope of consolidation during the third quarter of fiscal year 2007: None

(2) Use of simplified accounting methods: None

(3) Changes in the accounting policies compared with the ones applied for the latest fiscal year: None

(4) Audit by certified public accountant or audit corporation: None

---

This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
For further information, please contact the Investor Relation Office, Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : rstbirnews@sumitomotrust.co.jp.

< Reference > Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for the Third Quarter of Fiscal Year 2007 (April 1, 2007 through December 31, 2007)

(1) Non-consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income	
Third Quarter Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
December 31, 2007	470,096	19.5	62,567	(48.6)	45,563	(44.0)
December 31, 2006	393,375	3.1	121,665	14.8	81,367	19.4
March 31, 2007	558,470	-	134,551	-	81,813	-

	Net Income per Share	Net Income per Share (Diluted)
Third Quarter Ended	Yen	Yen
December 31, 2007	27.21	27.21
December 31, 2006	48.64	48.63
March 31, 2007	48.90	48.89

(2) Non-consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share
As of	Millions of Yen	Millions of Yen	%	Yen
December 31, 2007	21,429,896	1,103,227	5.1	658.78
December 31, 2006	20,643,345	1,143,923	5.5	638.72
March 31, 2007	20,404,956	1,195,505	5.9	713.90

(*1) Net Assets to Total Assets Ratio = Net Assets / Total Assets

2. Forecasts of Non-consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

Figures in the following forecasts of non-consolidated financial results have not been changed from those announced on November 15, 2007.

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Fiscal Year Ending March 31, 2008	650,000	16.4	120,000	(10.8)	80,000	(2.2)	47.77

Forecasts in this material are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions.

Consolidated Balance Sheet

(Millions of Yen)

	Dec-07 (A)	Dec-06 (B)	Change (A-B)	Mar-07
Assets:				
Cash and Due from Banks	751,336	549,224	202,112	789,472
Call Loans and Bills Bought	213,749	334,559	(120,810)	299,623
Receivables under Securities Borrowing Transactions	263,014	246,670	16,344	-
Monetary Claims Bought	658,939	611,766	47,172	753,314
Trading Assets	849,352	460,721	388,630	608,887
Money Held in Trust	18,150	19,594	(1,443)	20,031
Securities	5,473,835	5,599,703	(125,867)	5,265,243
Loans and Bills Discounted	10,585,188	10,675,789	(90,600)	10,487,237
Foreign Exchanges	13,690	4,512	9,177	6,618
Other Assets	2,546,381	1,937,967	608,413	2,077,233
Tangible Fixed Assets	132,840	90,795	42,044	131,120
Intangible Fixed Assets	147,415	135,574	11,841	134,619
Deferred Tax Assets	20,021	25,151	(5,129)	26,187
Customers' Liabilities for Acceptances and Guarantees	575,241	636,931	(61,690)	516,865
Reserve for Possible Loan Losses	(128,683)	(77,403)	(51,279)	(106,671)
Reserve for Losses on Investment Securities	(7,552)	-	(7,552)	(6,718)
Total Assets	22,112,921	21,251,559	861,362	21,003,064
Liabilities:				
Deposits	11,391,147	11,317,040	74,107	11,361,270
Negotiable Certificates of Deposit	2,499,312	2,051,819	447,493	2,354,648
Call Money and Bills Sold	407,837	194,355	213,482	153,620
Payables under Repurchase Agreements	1,223,283	1,010,147	213,136	683,686
Payables under Securities Lending Transactions	150,815	206,336	(55,521)	292,166
Trading Liabilities	161,927	56,502	105,424	53,682
Borrowed Money	1,044,652	1,123,046	(78,393)	927,931
Foreign Exchanges	5	74	(68)	4
Short-term Corporate Bonds	405,777	433,968	(28,191)	333,959
Bonds and Notes	612,725	548,421	64,303	549,455
Borrowed Money from Trust Account	823,588	1,418,321	(594,733)	1,319,548
Other Liabilities	1,423,952	800,153	623,799	878,955
Reserve for Employees' Bonus	1,988	1,847	141	5,752
Reserve for Bonus for Directors and Corporate Auditors	-	-	-	85
Reserve for Employee Retirement Benefits	9,752	10,201	(448)	10,078
Deferred Tax Liabilities	14,244	90,974	(76,730)	107,334
Deferred Tax Liabilities for Land Revaluation	6,040	6,408	(368)	6,113
Acceptances and Guarantees	575,241	636,931	(61,690)	516,865
Total Liabilities	20,752,294	19,906,551	845,742	19,555,157
Net Assets:				
Owners' Equity:	984,811	951,940	32,870	959,340
Capital Stock	287,537	287,461	75	287,517
Capital Surplus	242,558	240,883	1,675	242,538
Retained Earnings	455,159	423,947	31,211	429,674
Treasury Stock	(443)	(351)	(92)	(389)
Valuation and Translation Adjustments:	164,486	228,877	(64,391)	277,817
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	175,623	248,692	(73,068)	295,213
Net Deferred Losses on Hedging Instruments, Net of Taxes	(2,446)	(12,275)	9,829	(9,710)
Revaluation Reserve for Land, Net of Taxes	(4,274)	(3,735)	(538)	(4,168)
Foreign Currency Translation Adjustments	(4,417)	(3,803)	(613)	(3,517)
Minority Interests	211,330	164,189	47,141	210,749
Total Net Assets	1,360,627	1,345,007	15,619	1,447,907
Total Liabilities and Net Assets	22,112,921	21,251,559	861,362	21,003,064

Consolidated Statement of Income

(Millions of Yen)

	Dec-07 (A)	Dec-06 (B)	Change (A-B)	Mar-07
Operating Income:				
Trust Fees	47,046	46,801	245	73,226
Interest Income:	311,325	246,731	64,593	344,541
Interest on Loans and Discounts	167,163	134,704	32,458	184,710
Interest and Dividends on Securities	118,577	89,675	28,902	127,848
Fees and Commissions	94,702	92,933	1,768	134,250
Trading Income	10,716	5,053	5,663	8,311
Other Operating Income	297,874	170,764	127,110	261,632
Other Income	18,534	23,360	(4,826)	31,403
Total Operating Income	780,200	585,644	194,555	853,365
Operating Expenses:				
Interest Expenses:	188,182	130,731	57,450	184,455
Interest on Deposits	85,107	66,211	18,896	94,162
Fees and Commissions	19,295	22,042	(2,746)	30,498
Trading Expenses	1,013	-	1,013	166
Other Operating Expenses	264,918	134,802	130,116	222,739
General and Administrative Expenses	150,391	135,281	15,110	183,334
Other Expenses	68,973	14,743	54,230	61,998
Total Operating Expenses	692,775	437,599	255,175	683,194
Operating Profits	87,425	148,044	(60,619)	170,171
Extraordinary Profits	11,095	3,126	7,969	5,214
Extraordinary Losses	1,497	1,463	34	7,607
Income before Income Taxes and Others	97,023	149,708	(52,685)	167,778
Provision for Income Taxes and Others:				
Current	52,047	30,193	21,854	59,830
Deferred	(13,385)	16,856	(30,242)	(1,086)
Minority Interests	4,512	4,132	380	5,214
Net Income	53,848	98,526	(44,678)	103,820

Consolidated Statement of Changes in Net Asset

Third Quarter ended December 31, 2007 (Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,517	242,538	429,674	(389)	959,340
Changes of Items during the Period:					
Issuance of New Shares	19	19			39
Dividends from Surplus		-	(28,468)		(28,468)
Net Income			53,848		53,848
Purchase of Treasury Stock				(74)	(74)
Disposal of Treasury Stock		0	-	19	20
Reversal of Revaluation Reserve for Land, Net of Taxes			105		105
Net Changes of Items other than Owners' Equity					
Total Changes of Items during the Period	19	19	25,485	(54)	25,470
Balance at the End of the Current Period	287,537	242,558	455,159	(443)	984,811

Third Quarter ended December 31, 2007 (Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907
Changes of Items during the Period:							
Issuance of New Shares							39
Dividends from Surplus							(28,468)
Net Income							53,848
Purchase of Treasury Stock							(74)
Disposal of Treasury Stock							20
Reversal of Revaluation Reserve for Land, Net of Taxes							105
Net Changes of Items other than Owners' Equity	(119,589)	7,264	(105)	(899)	(113,330)	580	(112,749)
Total Changes of Items during the Period	(119,589)	7,264	(105)	(899)	(113,330)	580	(87,279)
Balance at the End of the Current Period	175,623	(2,446)	(4,274)	(4,417)	164,486	211,330	1,360,627

Consolidated Statement of Changes in Net Asset

Third Quarter ended December 31, 2006 (Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	177	177			354
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			98,526		98,526
Purchase of Treasury Stock				(105)	(105)
Disposal of Treasury Stock		2	-	5	7
Reversal of Revaluation Reserve for Land, Net of Taxes			(3)		(3)
Net Changes of Items other than Owners' Equity					
Total Changes of Items during the Period	177	179	74,196	(100)	74,453
Balance at the End of the Current Period	287,461	240,883	423,947	(351)	951,940

Third Quarter ended December 31, 2006 (Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							354
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							98,526
Purchase of Treasury Stock							(105)
Disposal of Treasury Stock							7
Reversal of Revaluation Reserve for Land, Net of Taxes							(3)
Net Changes of Items other than Owners' Equity	576	(12,275)	4	68	(11,626)	5,103	(6,522)
Total Changes of Items during the Period	576	(12,275)	4	68	(11,626)	5,103	67,931
Balance at the End of the Current Period	248,692	(12,275)	(3,735)	(3,803)	228,877	164,189	1,345,007

Consolidated Statement of Changes in Net Asset

Year ended March 31, 2007 (Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	233	1,832			2,066
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			103,820		103,820
Purchase of Treasury Stock				(145)	(145)
Disposal of Treasury Stock		2	-	6	9
Reversal of Revaluation Reserve for Land, Net of Taxes			429		429
Provision for Reserve for Losses on Overseas Investment			0		0
Net Changes of Items other than Owners' Equity					
Total Changes of Items during the Period	233	1,835	79,922	(138)	81,853
Balance at the End of the Current Period	287,517	242,538	429,674	(389)	959,340

Year ended March 31, 2007 (Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							2,066
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							103,820
Purchase of Treasury Stock							(145)
Disposal of Treasury Stock							9
Reversal of Revaluation Reserve for Land, Net of Taxes							429
Provision for Reserve for Losses on Overseas Investment							0
Net Changes of Items other than Owners' Equity	47,096	(9,710)	(427)	354	37,312	51,663	88,976
Total Changes of Items during the Period	47,096	(9,710)	(427)	354	37,312	51,663	170,830
Balance at the End of the Current Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907

Segment Information (Consolidated)

Business Segment

Third Quarter ended December 31, 2007

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	489,202	264,616	39,069	792,888	(12,688)	780,200
Unaffiliated Customers	477,603	264,286	38,310	780,200	-	780,200
Intersegment	11,598	330	759	12,688	(12,688)	-
Operating Expenses	414,755	259,899	29,957	704,611	(11,836)	692,775
Operating Profits	74,447	4,717	9,111	88,276	(851)	87,425

Third Quarter ended December 31, 2006

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	407,980	150,485	38,824	597,290	(11,646)	585,644
Unaffiliated Customers	404,942	150,485	30,216	585,644	-	585,644
Intersegment	3,038	0	8,608	11,646	(11,646)	-
Operating Expenses	273,178	143,105	23,552	439,835	(2,235)	437,599
Operating Profits	134,802	7,380	15,272	157,455	(9,410)	148,044

< Reference >
Year ended March 31, 2007

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	575,189	241,714	50,487	867,391	(14,025)	853,365
Unaffiliated Customers	570,615	241,472	41,278	853,365	-	853,365
Intersegment	4,574	242	9,209	14,025	(14,025)	-
Operating Expenses	424,490	231,367	31,822	687,681	(4,486)	683,194
Operating Profits	150,698	10,346	18,664	179,710	(9,538)	170,171

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows:
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses
   (2) Leasing Business: leasing business
   (3) Financial-related Business: real estate secured loan, credit cards and other businesses
3. Above tables list operating income and operating profits, instead of gross sales and business profit of company in other industries.

Non-consolidated Balance Sheet

(Millions of Yen)

	Dec-07 (A)	Dec-06 (B)	Change (A-B)	Mar-07
Assets:				
Cash and Due from Banks	713,319	534,516	178,803	761,614
Call Loans	139,134	280,967	(141,832)	244,125
Receivables under Securities Borrowing Transactions	263,014	246,670	16,344	-
Monetary Claims Bought	552,049	602,185	(50,135)	646,072
Trading Assets	850,903	465,968	384,934	610,925
Money Held in Trust	18,150	19,594	(1,443)	20,031
Securities	5,755,695	5,831,736	(76,040)	5,504,467
Loans and Bills Discounted	10,851,660	10,872,232	(20,571)	10,797,440
Foreign Exchanges	13,690	4,512	9,177	6,618
Other Assets	1,479,264	893,571	585,692	1,041,532
Tangible Fixed Assets	116,392	73,471	42,920	114,020
Intangible Fixed Assets	19,997	22,338	(2,341)	21,392
Customers' Liabilities for Acceptances and Guarantees	783,022	861,628	(78,605)	741,588
Reserve for Possible Loan Losses	(118,509)	(65,747)	(52,761)	(97,879)
Reserve for Losses on Investment Securities	(7,889)	(299)	(7,589)	(6,993)
Total Assets	21,429,896	20,643,345	786,550	20,404,956
Liabilities:				
Deposits	11,325,462	11,272,436	53,026	11,317,081
Negotiable Certificates of Deposit	2,509,312	2,066,819	442,493	2,371,648
Call Money	407,837	194,355	213,482	153,620
Payables under Repurchase Agreements	1,223,283	1,010,147	213,136	683,686
Payables under Securities Lending Transactions	150,815	206,336	(55,521)	292,166
Trading Liabilities	163,479	58,749	104,729	55,720
Borrowed Money	921,990	981,440	(59,450)	826,578
Foreign Exchanges	195	328	(133)	183
Short-term Corporate Bonds	347,842	368,968	(21,125)	293,490
Bonds and Notes	315,960	260,586	55,373	260,590
Borrowed Money from Trust Account	823,588	1,418,321	(594,733)	1,319,548
Other Liabilities	1,332,735	701,190	631,544	776,518
Reserve for Employees' Bonus	······	883	89	3,620
Reserve for Bonus for Directors and Corporate Auditors	-	-	-	85
Reserve for Employee Retirement Benefits	203	193	10	200
Deferred Tax Liabilities	13,926	90,626	(76,699)	107,010
Deferred Tax Liabilities for Land Revaluation	6,040	6,408	(368)	6,113
Acceptances and Guarantees	783,022	861,628	(78,605)	741,588
Total Liabilities	20,326,669	19,499,422	827,246	19,209,450
Net Assets:				
Owners' Equity:	932,148	912,410	19,738	914,963
Capital Stock	287,537	287,461	75	287,517
Capital Surplus:	242,558	240,883	1,675	242,538
Capital Surplus Reserve	242,555	240,880	1,674	242,536
Other Capital Surplus	2	2	0	2
Retained Earnings:	402,496	384,417	18,079	385,296
Earned Surplus Reserve	46,580	46,580	-	46,580
Other Retained Earnings:	355,916	337,836	18,079	338,715
Reserve for Losses on Overseas Investment	0	0	0	0
Other Voluntary Reserve	301,870	251,870	50,000	251,870
Earned Surplus Brought Forward	54,045	85,966	(31,920)	86,845
Treasury Stock	(443)	(351)	(92)	(389)
Valuation and Translation Adjustments:	171,078	231,512	(60,434)	280,542
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	177,422	247,612	(70,189)	294,424
Net Deferred Losses on Hedging Instruments, Net of Taxes	(2,069)	(12,363)	10,293	(9,713)
Revaluation Reserve for Land, Net of Taxes	(4,274)	(3,735)	(538)	(4,168)
Total Net Assets	1,103,227	1,143,923	(40,695)	1,195,505
Total Liabilities and Net Assets	21,429,896	20,643,345	786,550	20,404,956

Non-consolidated Statement of Income

(Millions of Yen)

	Dec-07 (A)	Dec-06 (B)	Change (A-B)	Mar-07
Operating Income:				
Trust Fees	47,060	46,801	258	73,226
Interest Income:	296,337	238,290	58,046	333,194
Interest on Loans and Discounts	159,006	128,432	30,573	176,239
Interest and Dividends on Securities	116,697	89,421	27,276	128,535
Fees and Commissions	66,481	65,192	1,289	97,249
Trading Income	10,716	5,053	5,663	8,311
Other Operating Income	37,474	25,467	12,007	27,953
Other Income	12,025	12,570	(544)	18,535
Total Operating Income	470,096	393,375	76,720	558,470
Operating Expenses:				
Interest Expenses:	187,013	134,859	52,154	187,521
Interest on Deposits	81,571	64,242	17,328	90,565
Fees and Commissions	27,662	28,364	(702)	39,500
Trading Expenses	1,013	-	1,013	166
Other Operating Expenses	30,994	7,039	23,955	16,392
General and Administrative Expenses	98,034	88,640	9,394	120,959
Other Expenses	62,809	12,806	50,003	59,378
Total Operating Expenses	407,528	271,710	135,818	423,918
Operating Profits	62,567	121,665	(59,097)	134,551
Extraordinary Profits	10,696	3,122	7,573	5,210
Extraordinary Losses	1,118	1,268	(150)	7,264
Income before Income Taxes and Others	72,145	123,519	(51,373)	132,497
Provision for Income Taxes and Others:				
Current	46,657	21,795	24,862	48,046
Deferred	(20,075)	20,356	(40,431)	2,636
Net Income	45,563	81,367	(35,804)	81,813

Explanatory Material

3rd Quarter of Fiscal Year 2007
ended on Dec.31, 2007

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Legal Disclaimer

Regarding forward-looking statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

1. Summary of the financial results for the 3rd quarter of FY2007

(Consolidated)

		Millions of Yen			
		3Q			Full FY2006
		FY2007	FY2006	Change	
Gross profit	1	**288,255**	274,708	13,547	384,101
Gross profit before credit costs (1 - 4)	2	**288,255**	275,674	12,581	385,461
Net trust fees	3	**47,046**	46,801	245	73,226
Principal guaranteed trust a/c credit costs	4	**-**	-965	965	-1,360
Trust fees from principal guaranteed trust a/c	5	**7,255**	11,061	-3,805	16,356
Other trust fees	6	**39,790**	36,706	3,084	58,230
Net interest income	7	**123,143**	116,000	7,142	160,086
Net fees and commissions	8	**75,406**	70,891	4,514	103,751
Net gains on trading	9	**9,703**	5,053	4,650	8,144
Others	10	**32,956**	35,962	-3,006	38,892
General & administrative expenses	11	**-147,896**	-135,847	-12,048	-183,973
(excluding amortization of goodwill)	12	**-141,791**	-129,830	-11,961	-177,802
Net transfer to general reserves	13	**-23,083**	5,913	-28,997	-17,527
Banking a/c credit costs	14	**-11,767**	-11,190	-576	-23,185
Net gains on stocks	15	**3,212**	5,168	-1,956	4,814
Net income from affiliates by equity method	16	**-1,773**	5,615	-7,388	5,861
Others	17	**-19,522**	3,676	-23,199	81
Losses related to SIV	18	**-17,540**	-	-17,540	-
Net operating income	19	**87,425**	**148,044**	**-60,619**	**170,171**
Extraordinary income	20	**9,597**	1,663	7,934	-2,393
Gains on return of securities from retirement benefits trust	21	**9,969**	-	9,969	-
Net income before income taxes	22	**97,023**	149,708	-52,685	167,778
Income taxes	23	**-52,047**	-30,193	-21,854	-59,830
Deferred income taxes	24	**13,385**	-16,856	30,242	1,086
Minority interest	25	**-4,512**	-4,132	-380	-5,214
Net income	26	**53,848**	**98,526**	**-44,678**	**103,820**

Total credit costs (4 + 13 + 14)	27	**-34,850**	-6,242	-28,607	-42,073

Note 1: Total credit costs including "Losses related to international credit investment (page 7)" such as "Losses related to SIV (18)" were -55,157 millon yen.

Net business profit before credit costs	28	**148,563**	151,196	-2,633	215,485

<Number of subsidiaries/ affiliates>

	Dec. 2007	Sep. 2007	Change from Sep. 2007	Mar. 2007
Consolidated subsidiaries	**35**	36	-1	34
Affiliates (subject to the equity method)	**7**	7	-	7

(Non-consolidated)

		Millions of Yen			
		3Q			Full FY2006
		FY2007	FY2006	Change	
Gross profit	1	**211,467**	210,585	882	296,416
Gross profit before credit costs (1 - 4)	2	**211,467**	211,551	-83	297,776
Net trust fees	3	**47,060**	46,801	258	73,226
Principal guaranteed trust a/c credit costs	4	**-**	-965	965	-1,360
Trust fees from principal guaranteed trust a/c	5	**7,255**	11,061	-3,805	16,356
Net capital gains on sale of securities	6	**-**	-0	0	-0
Other trust fees	7	**39,804**	36,706	3,097	58,230
Net interest income	8	**109,405**	103,475	5,929	145,735
Net fees and commissions	9	**38,818**	36,827	1,991	57,748
Net gains on trading	10	**9,703**	5,053	4,650	8,144
Others	11	**6,480**	18,427	-11,947	11,560
Net capital gains on bonds	12	**34,578**	6,368	28,210	-1,179
Net gains on financial derivatives	13	**-25,762**	811	-26,573	-352
General and administrative expenses	14	**-95,650**	-89,419	-6,231	-121,856
Net business profit before credit costs (1 - 4 + 14)	15	**115,816**	**122,131**	**-6,314**	**175,920**
excluding Net capital gains on bonds (15-6-12)	16	**81,238**	115,763	-34,525	177,099
Net transfer to general reserves	17	**-21,458**	5,295	-26,753	-18,878
Net business profit	18	**94,358**	126,460	-32,102	155,681
Net non-recurring profit	19	**-31,791**	-4,795	-26,995	-21,130
Net gains on stocks	20	**5,060**	5,420	-360	5,096
Banking a/c net credit costs	21	**-11,283**	-9,041	-2,242	-20,289
Others	22	**-25,568**	-1,175	-24,392	-5,937
Losses related to SIV (*)	23	**-17,540**	-	-17,540	-
Net operating income	24	**62,567**	**121,665**	**-59,097**	**134,551**
Extraordinary income	25	**9,578**	1,854	7,724	-2,054
Gains on return of securities from retirement benefits trust	26	**9,969**	-	9,969	-
Net income before income taxes	27	**72,145**	123,519	-51,373	132,497
Income taxes	28	**-46,657**	-21,795	-24,862	-48,046
Deferred income taxes	29	**20,075**	-20,356	40,431	-2,636
Net income	30	**45,563**	**81,367**	**-35,804**	**81,813**

Total credit costs (4 + 17 + 21)	31	**-32,741**	-4,711	-28,029	-40,527

(*) Total credit costs including "Losses related to international credit investment (page 7)" such as "Losses related to SIV (23)" were -51,011 millon yen.

2. Forecast for FY2007

(Consolidated)

	FY2007					Billions of Yen
	<For reference> Previous forecast as of Nov. 2007	**Full FY2007 (A)**	3QFY2007 (Actual)	1HFY2007 (Actual)	Full FY2006 (Actual) (B)	Change (A)-(B)
Net business profit before credit costs	215.0	**215.0**	148.5	102.4	215.4	-0.4
Net operating income	150.0	**150.0**	87.4	61.3	170.1	-20.1
Net income	90.0	**90.0**	53.8	37.7	103.8	-13.8

(Non-consolidated)

	FY2007					Billions of Yen
	<For reference> Previous forecast as of Nov. 2007	**Full FY2007 (A)**	3QFY2007 (Actual)	1HFY2007 (Actual)	Full FY2006 (Actual) (B)	Change (A)-(B)
Net business profits before credit costs	175.0	**175.0**	115.8	80.7	175.9	-0.9
Net operating income	120.0	**120.0**	62.5	42.8	134.5	-14.5
Net income	80.0	**80.0**	45.5	31.9	81.8	-1.8
Total credit costs	-50.0	**-30.0**	-32.7	-34.7	-40.5	10.5
(including Losses related to international credit investment)	-50.0	**-60.0**	-51.0	-35.5	-40.5	-19.4
Dividend per common stock (Yen)	17.00	**17.00**	-	8.50	17.00	-
Consolidated dividend payout ratio	31.6%	**31.6%**	---------	---------	27.4%	4.2%

Note: Forecast is subject to change.

3. BIS capital adequacy ratio

Figures as of December 2007 is now under the calculation process and will be announced as finalized.

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Dec. 2007	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Assets classified under the Financial reconstruction law (a)	**95,065**	98,199	117,550	-3,134	-22,485
Loans in bankrupt and practically bankrupt	**5,414**	5,477	6,499	-62	-1,084
Doubtful loans	**57,410**	59,803	58,463	-2,393	-1,053
Substandard loans (b)	**32,240**	32,919	52,587	-678	-20,346
Ordinary assets	**12,092,224**	12,087,044	11,966,308	5,180	125,916
Loans to substandard debtors (excluding substandard loans) (c)	**1,540**	2,472	30,154	-932	-28,613
Loans to special mention debtors (excluding (b) and (c))	**733,494**	748,438	703,710	-14,944	29,783
Loans to ordinary debtors	**11,357,190**	11,336,132	11,232,443	21,057	124,746
Total loan balance (d)	**12,187,289**	12,185,244	12,083,858	2,045	103,431
Ratio to total loan balance (a) / (d)	**0.8%**	0.8%	1.0%	0.0%	-0.2%
Loans to substandard debtors (b)+(c)	**33,780**	35,392	82,741	-1,611	-48,960

Note: Result of self-assessment as of December 31, 2007 is reflected on the disclosed figures.

5. Ending balance of loans

(Non-consolidated)

	Millions of Yen				
	Dec. 2007	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Banking account	**10,851,660**	10,898,212	10,797,440	-46,552	54,220
Trust account (Principal guaranteed)	**416,910**	415,437	428,943	1,473	-12,032
Total	**11,268,571**	11,313,650	11,226,383	-45,079	42,188

6. Ending balance of domestic deposits classified by depositors (Domestic branches)

	Millions of Yen				
	Dec. 2007	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
Individuals	**8,166,609**	8,056,070	7,998,206	110,538	168,402
Deposits (*)	**7,389,892**	7,252,541	7,073,347	137,351	316,545
Trust principal (Principal guaranteed)	**776,716**	803,529	924,859	-26,813	-148,143
Corporations and other organizations	**2,481,530**	2,861,732	3,001,511	-380,202	-519,980
Deposits (*)	**2,142,814**	2,245,914	2,328,093	-103,099	-185,278
Trust principal (Principal guaranteed)	**338,716**	615,818	673,417	-277,102	-334,701
Others	**898,386**	804,609	825,946	93,776	72,439
Total	**11,546,526**	11,722,412	11,825,664	-175,886	-279,138

(*) Excluding NCDs and offshore accounts

7. Unrealized gains/ losses on investment securities

(1) Held-to-maturity debt securities with market value
(Consolidated)

	Millions of Yen							
	Dec. 2007			Sep. 2007			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese government bonds	**454,515**	**458,279**	**3,764**	482,080	482,282	202	-27,564	3,561
Japanese local government bonds	**100**	**100**	**0**	100	99	-0	-	0
Japanese corporate bonds	**172,915**	**172,745**	**-169**	180,702	180,095	-607	-7,787	437
Others	**285**	**311**	**26**	304	323	18	-19	7
Foreign bonds	**285**	**311**	**26**	304	323	18	-19	7
Total	**627,815**	**631,435**	**3,620**	663,187	662,801	-386	-35,372	4,006

(Non-consolidated)

	Millions of Yen							
	Dec. 2007			Sep. 2007			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese government bonds	**454,119**	**457,883**	**3,764**	481,735	481,940	204	-27,616	3,559
Japanese local government bonds	**-**	**-**	**-**	-	-	-	-	-
Japanese corporate bonds	**172,915**	**172,745**	**-169**	180,702	180,095	-607	-7,787	437
Others	**-**	**-**	**-**	-	-	-	-	-
Foreign bonds	**-**	**-**	**-**	-	-	-	-	-
Total	**627,034**	**630,628**	**3,594**	662,438	662,035	-403	-35,403	3,997

(2) Available-for-sale securities with market value
(Consolidated)

	Millions of Yen							
	Dec. 2007			Sep. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	491,984	856,642	364,658	493,212	913,274	420,062	-1,228	-55,404
Japanese bonds	761,838	760,197	-1,640	1,120,454	1,114,780	-5,673	-358,616	4,032
Government bonds	579,111	579,194	82	913,290	909,876	-3,414	-334,178	3,496
Local government bonds	20,850	20,890	40	35,715	35,686	-28	-14,864	68
Corporate bonds	161,875	160,112	-1,763	171,448	169,217	-2,230	-9,572	467
Others	3,337,080	3,269,862	-67,218	3,375,837	3,326,767	-49,069	-38,756	-18,149
Foreign stocks	414	1,960	1,546	412	1,660	1,248	2	297
Foreign bonds	2,585,788	2,521,200	-64,587	2,583,790	2,522,067	-61,723	1,997	-2,864
Others	750,878	746,701	-4,176	791,634	803,040	11,405	-40,756	-15,582
Total	4,590,902	4,886,702	295,799	4,989,504	5,354,823	365,319	-398,601	-69,520

(Non-consolidated)

	Millions of Yen							
	Dec. 2007			Sep. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	491,805	855,967	364,161	493,023	912,538	419,514	-1,217	-55,352
Japanese bonds	761,838	760,197	-1,640	1,120,454	1,114,780	-5,673	-358,616	4,032
Government bonds	579,111	579,194	82	913,290	909,876	-3,414	-334,178	3,496
Local government bonds	20,850	20,890	40	35,715	35,686	-28	-14,864	68
Corporate bonds	161,875	160,112	-1,763	171,448	169,217	-2,230	-9,572	467
Others	3,298,587	3,234,812	-63,774	3,323,280	3,274,464	-48,815	-24,693	-14,958
Foreign stocks	410	1,935	1,525	408	1,634	1,225	2	299
Foreign bonds	2,559,143	2,495,021	-64,122	2,553,899	2,492,878	-61,020	5,244	-3,101
Others	739,032	737,855	-1,177	768,973	779,951	10,978	-29,940	-12,156
Total	4,552,231	4,850,978	298,747	4,936,758	5,301,783	365,025	-384,527	-66,278

8. Status of international credit business (December 2007)

(1) Securities and loans (Non-consolidated)

(Cost)

Market price		Billions of Yen								
		Dec. 2007			Sep. 2007			Change		
		In total	North America	Europe	In total	North America	Europe	In total	North America	Europe
Available	Asset-Backed Securities	719.8	330.7	385.4	649.0	309.9	335.7	70.8	20.7	49.6
	RMBS (Residential properties)	268.8	27.0	239.2	231.7	12.4	217.0	37.0	14.5	22.1
	CMBS (Commercial properties)	44.9	1.0	43.9	32.5	-	32.5	12.4	1.0	11.4
	CLO (Corporate loans)	233.9	164.5	69.4	223.3	165.8	57.5	10.6	-1.2	11.9
	Cards (Credit card receivables)	101.4	88.8	11.4	77.8	62.8	13.8	23.6	26.0	-2.3
	Others (Note 2)	70.6	49.2	21.3	83.5	68.8	14.7	-12.9	-19.5	6.6
	SIV Capital notes	19.8	19.8	-	44.6	44.6	-	-24.7	-24.7	-
	Corporate bonds	381.5	37.3	167.4	326.7	17.5	130.4	54.7	19.8	36.9
Not available	Corporate loans	325.2	194.3	70.7	385.7	240.2	89.0	-60.5	-45.8	-18.3
	Other securities	102.8	71.2	19.0	101.6	75.7	14.1	1.2	-4.4	4.9
	Asset-Backed Securities	68.8	61.1	7.6	68.9	66.5	2.4	-0.1	-5.3	5.2
	CLO equities	30.3	26.3	3.9	28.2	28.2	-	2.0	-1.8	3.9

(Unrealized gains/ losses)

Market price		Billions of Yen								
		Dec. 2007			Sep. 2007			Change		
		In total	North America	Europe	In total	North America	Europe	In total	North America	Europe
Available	Asset-Backed Securities	-31.9	-17.9	-13.9	-22.6	-14.6	-7.9	-9.2	-3.2	-5.9
	RMBS (Residential properties)	-11.2	-2.2	-9.0	-5.4	-0.6	-4.8	-5.7	-1.5	-4.2
	CMBS (Commercial properties)	-1.1	-0.0	-1.1	-0.8	-	-0.8	-0.3	-0.0	-0.3
	CLO (Corporate loans)	-10.4	-7.5	-2.9	-4.1	-2.3	-1.7	-6.3	-5.1	-1.1
	Cards (Credit card receivables)	-3.7	-3.2	-0.5	-2.3	-2.0	-0.2	-1.4	-1.1	-0.2
	Others (Note 2)	-5.2	-4.9	-0.3	-9.8	-9.5	-0.2	4.5	4.6	-0.0
	SIV Capital notes	-1.5	-1.5	-	-8.7	-8.7	-	7.1	7.1	-
	Corporate bonds	-7.1	-0.8	-4.7	-5.5	-0.4	-3.2	-1.5	-0.3	-1.5
	(Interest rate swaps accounted)	-10.4			-4.8			-5.5		

Note 1: In the "Explanatory Material 1st Half Fiscal Year 2007 ended on Sep. 30, 2007", regional composition was disclosed in booking branch basis. From this disclosure, it is changed to final risk basis.

Note 2: Figures for "Others" disclosed in "Explanatory Material 1st Half Fiscal Year 2007 ended on Sep. 30, 2007" is corrected. As a result, cost of "Others", mainly Asset-Backed Securities backed by leasing assets, is increased by 16.8 billion yen (unrealized losses -0.2 billion yen).

Note 3: Other than the above, STB Omega Investment Ltd., Sumitomo Trust's 75% owned subsidiary, holds 11.2 billion yen (cost basis) of CLO equities, of which unrealized loss is approximately 5.0 billion yen.

(Reference 1) Investment in assets mainly related to U.S. subprime mortgage loan (Non-consolidated)

	Billions of Yen					
	Dec. 2007		Sep. 2007		Change	
	Cost	Unrealized gains/ losses	Cost	Unrealized gains/ losses	Cost	Unrealized gains/ losses
RMBS (Residential properties)	17.9	-1.8	12.4	-0.6	5.5	-1.2

(Reference 2) Outstanding balance of investments guaranteed by "Monoline" insurance companies (Non-consolidated)

	Billions of Yen					
	Dec. 2007		Sep. 2007		Change	
	Cost	Unrealized gains/ losses	Cost	Unrealized gains/ losses	Cost	Unrealized gains/ losses
Asset-Backed Securities and Corporate bonds	18.6	-0.8	8.1	-0.0	10.5	-0.7

(2) Losses related to international credit investments

(Non-consolidated)

	Billions of Yen					
	3QFY2007					
	Losses related to international credit investments			Total credit costs	Total	<For reference>
	In total	Net gains on stocks	Other non-recurring profit			1HFY2007
Total	-18.2	-0.7	-17.5	-9.7	-27.9	-10.1
SIV Capital notes	-17.5	-	-17.5	-	-17.5	-
Corporate loans	-	-	-	-9.3	-9.3	-9.0
CLO equities	-0.7	-0.7	-	-	-0.7	-0.7

Note: Other than the above, STB Omega has recorded 2.0 billion yen loss related to CLO equities. (Page 1, No. 15)

9. Breakdown of profit by business group (Gross profit before credit costs)

(Non-consolidated)

	Billions of Yen		
	3QFY2007	3QFY2006	Change
Retail financial services	**65.9**	60.4	5.4
Wholesale financial services	**73.0**	75.6	-2.5
Stock transfer agency services	**14.2**	14.3	-0.1
Global Markets	**34.7**	42.6	-7.9
Fiduciary services	**37.5**	33.3	4.2
Pension asset management	**23.4**	22.5	0.9
Securities processing services	**14.2**	10.9	3.2
Real estate	**22.2**	18.7	3.4
Fees paid for outsourcing	**-18.2**	-18.8	0.5
Stock transfer agency services	**-9.2**	-9.4	0.1
Fiduciary services	**-9.0**	-9.4	0.3
Others (*)	**-3.6**	-0.3	-3.3
Gross profit before credit costs	**211.4**	211.5	-0.0

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

10. Loans by industry

(Non-consolidated)

	Millions of Yen						
	Dec. 2007				Sep. 2007		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Sep. 2007	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	**10,003,463**	**546,229**	**10,549,693**	**2,973**	9,989,696	557,023	10,546,719
Manufacturing	**1,444,641**	**25,245**	**1,469,887**	**75,894**	1,367,081	26,911	1,393,993
Agriculture, forestry, fishing, mining	**23,112**	**-**	**23,112**	**-5,095**	28,208	-	28,208
Construction	**152,195**	**787**	**152,982**	**10,945**	140,856	1,181	142,037
Energy and utilities	**165,388**	**1,244**	**166,633**	**3,548**	161,203	1,882	163,085
Communication	**95,138**	**309**	**95,448**	**-9,746**	104,883	311	105,195
Transportation	**639,662**	**10,109**	**649,771**	**-9,339**	648,619	10,491	659,110
Wholesale and retail	**912,179**	**7,449**	**919,628**	**30,541**	881,780	7,306	889,086
Finance and insurance	**1,848,545**	**53,515**	**1,902,061**	**14,324**	1,846,721	41,015	1,887,736
Real estate	**1,480,641**	**8,574**	**1,489,216**	**-54,695**	1,534,133	9,778	1,543,912
Various services	**1,129,401**	**193,322**	**1,322,723**	**-42,420**	1,169,795	195,349	1,365,144
Others	**2,112,556**	**245,671**	**2,358,227**	**-10,981**	2,106,412	262,796	2,369,208
Overseas branches and offshore	**848,196**	**-**	**848,196**	**-60,319**	908,516	-	908,516
Total	**10,851,660**	**546,229**	**11,397,890**	**-57,346**	10,898,212	557,023	11,455,236

(*) Trust a/c is principal guaranteed trust a/c.

11. Balance of mutual fund/ annuity (for retail customers)

(Non-consolidated)

	Billions of Yen		
	Dec. 2007	Sep. 2007	Change
Mutual fund	**1,475.4**	1,484.1	-8.7
Annuity	**541.3**	529.3	12.0
Total	**2,016.8**	2,013.4	3.3

12. Trust accounts

(Non-consolidated)

	Millions of Yen				
	Dec. 2007	Sep. 2007	Mar. 2007	Change from Sep. 2007	Change from Mar. 2007
<Assets>					
Loans and bills discounted	**546,229**	557,023	591,989	-10,794	-45,760
Investment securities	**11,506,380**	11,441,244	10,496,104	65,135	1,010,275
Money held in trust	**57,936,984**	54,895,358	50,601,325	3,041,625	7,335,658
Securities held in custody accounts	**426,149**	408,264	399,129	17,884	27,020
Money claims	**8,489,632**	7,875,375	7,058,417	614,256	1,431,214
Tangible fixed assets	**4,175,188**	4,086,658	3,854,098	88,530	321,089
Intangible fixed assets	**32,908**	28,553	23,865	4,354	9,043
Other claims	**3,065,211**	2,946,768	2,524,875	118,443	540,336
Call loans	**12,100**	4,500	3,800	7,600	8,300
Loans to banking account	**823,588**	1,159,892	1,319,548	-336,304	-495,960
Cash and due from banks	**238,049**	239,413	276,793	-1,363	-38,744
Total assets	**87,252,423**	83,643,053	77,149,949	3,609,369	10,102,473
<Liabilities>					
Money trust	**25,274,759**	22,866,716	21,369,242	2,408,043	3,905,517
Pension trust	**7,494,523**	7,423,644	6,970,683	70,878	523,839
Property formation benefit trusts	**7,196**	7,612	8,207	-415	-1,010
Loan trusts	**319,767**	551,296	685,561	-231,529	-365,793
Securities investment trusts	**20,066,570**	19,636,728	16,912,419	429,841	3,154,150
Money entrusted, other than money trusts	**3,152,559**	3,160,930	3,020,418	-8,371	132,140
Securities trusts	**14,784,213**	14,439,200	13,535,165	345,012	1,249,047
Money claims trusts	**8,143,008**	7,514,162	6,740,747	628,845	1,402,260
Equipment trusts	**357**	437	1,147	-80	-790
Land and fixtures trusts	**143,663**	143,721	146,802	-58	-3,139
Composite trusts	**7,865,804**	7,898,602	7,759,552	-32,798	106,251
Other trusts	**0**	0	0	-	-
Total liabilities	**87,252,423**	83,643,053	77,149,949	3,609,369	10,102,473

February 25, 2008

The Sumitomo Trust & Banking Co., Ltd.

Capital Ratio as of December 31, 2007

The Sumitomo Trust & Banking Co., Ltd. announces that its BIS capital adequacy ratio as of December 31, 2007 as follows:

1. Consolidated

(Billions of Yen)	December 31, 2007	September 30, 2007
BIS Capital Adequacy Ratio	11.68%	11.80%
Tier I Capital Ratio	6.90%	6.68%
Total Capital	1,795.8	1,836.4
Tier I Capital	1,060.2	1,040.5
Risk-Weighted Assets	15,363.9	15,555.8
Total Required Capital	1,229.1	1,244.4

2. Non-consolidated

(Billions of Yen)	December 31, 2007	September 30, 2007
BIS Capital Adequacy Ratio	12.56%	12.74%
Tier I Capital Ratio	7.52%	7.30%
Total Capital	1,842.0	1,895.8
Tier I Capital	1,102.9	1,085.9
Risk-Weighted Assets	14,665.4	14,874.7
Total Required Capital	1,173.2	1,189.9

For further information, please contact:

IR Office, Financial Management Department

Telephone: +81-3-3286-8354

Facsimile: +81-3-3286-4654

February 25, 2008

The Sumitomo Trust & Banking Co., Ltd.

Business Integration of Two Lease Subsidiaries through a Holding Company (Division of management operation business for two lease subsidiaries through a simplified incorporation-type company split)

At the Meeting of the Board of Directors held on February 25, 2008 The Sumitomo Trust & Banking Co., Ltd. (President and CEO: Hitoshi Tsunekage; "Sumitomo Trust" or the "Company") resolved to spin-off the Company's management and operation business related to the Company's lease subsidiaries, STB Leasing Co., Ltd. and Sumishin Matsushita Financial Services Co., Ltd. (the "Business") on March 31, 2008 (scheduled) and to establish a holding company that is a wholly-owned subsidiary of the Company (the "Holding Company") through a simplified incorporation-type company split (the "Incorporation-type Company Split"), subject to completion of the necessary procedures with relevant authorities, and to integrate the two lease subsidiaries in the Holding Company, as set out below.

Please note that, as the Incorporation-type Company Split is a simplified incorporation-type company split, to be conducted by the Company alone, some items and details are omitted from this release.

1. Purpose and Background of Business Integration through a Holding Company (Purpose of the Split)

Currently our group ("Group") has two consolidated subsidiaries involved in lease-related business (the "Subsidiaries"): STB Leasing ("STBL") and Sumishin Matsushita Financial Services Co., Ltd. ("SMFC"). However, the leasing industry is currently facing issues such as changes to accounting standards, and competition is expected to continue to intensify.

In order to deal with such changes in the business environment, the Company decided to integrate the business of the Subsidiaries with the aim of integrating our strength, among other things, "STBL's advanced know-how and ability to make proposals", "SMFC's extensive customer base and business infrastructure," and "the Group's customer base" to strengthen the lease business, as well as improving competitiveness by establishing a distinctive business model as a comprehensive finance company that develops various types of business, including credit business, finance business and card business.

The business integration of the Subsidiaries will be achieved by causing succession of the Business by the Holding Company, established as a wholly-owned subsidiary of the Company by using a simplified incorporation-type company split and integrating business in the Holding Company. Therefore, the joint-venture relationship between the Group and Matsushita Electric Industrial Co., Ltd., which is a shareholder in SMFC, will continue unchanged.

Now, the Holding Company and the Subsidiaries will work to enhance customer services and improve profitability, primarily through joint ownership of know-how and cultivating and merging the Subsidiaries' characteristics and strengths in retail finance business (such as small-amount and frequent lease transactions conducted through vendors), resale business for properties with expired leases, operating leases and lease business overseas, particularly in Asian countries.

2. Outline of the Holding Company (the company to be established through Incorporation-type Company Split)

(1) Corporate Name:	STB Leasing & Financial Group Co., Ltd.
(2) Principal Business:	The Holding Company will hold shares in STBL and SMFC and will operate the management strategy and distribution of management resources of the Subsidiaries as one unit.
(3) Location of Head Office:	Osaka City
(4) Representatives:	Representative Director & CEO: Toshiharu Sakurai Representative Director: Jiro Araki
(5) Capital:	JPY 50 million
(6) End of Fiscal Year:	March 31
(7) Principal Shareholders & Shareholding Percentage	Sumitomo Trust: 100% (for the shareholder composition of the group see Diagram 1: "Shareholder Composition")

Diagram 1: Shareholder Composition

Current

After
03/31/08

3. Outline of the Incorporation-type Company Split

(1) Schedule for the Incorporation-type Company Split

The schedule planned for the Incorporation-type Company Split is set out below.

- February 25, 2008 (Monday): Meeting of the Board of Directors to approve the incorporation-type company split plan
- March 31, 2008 (Monday): Registration date for incorporation of the Holding Company (scheduled effective date)

Because the Incorporation-type Company Split is planned as a simplified split, we plan to conduct it without the approval of the Company's General Meeting of Shareholders, in accordance with Article 805 of the Corporate Code.

(2) Method of Split

This is a incorporation-type company split whereby Sumitomo Trust is the splitting company and the Holding Company is the company established in the split.

(3) Capital Decrease due to the Split

There is no planned capital decrease in Sumitomo Trust's capital as a result of the Incorporation-type Company Split.

(4) Handling of Sumitomo Trust's Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Sumitomo Trust has not issued Stock Acquisition Rights or Bonds with Stock Acquisition Rights

(5) Rights and Obligations Succeeded by the Holding Company

The Company plans to succeed to the Holding Company the rights and obligations set out below held by the Company on the day that the Holding Company is formed.

(i) Assets:

(a) 21,584,300 ordinary shares in STBL.

(b) 5,215,610 ordinary shares in SMFC.

(c) Cash (JPY 50 million)

(d) Administrative data and other materials related to the Business

(e) Any other assets related to the Business

(f) Any rights incidental to the assets set out in (a) to (e) above.

(ii) Obligations: The Company will not cause the Holding Company to succeed obligations related to the Business.

(iii) Employment Agreement: The Company will not cause the Holding Company to succeed the employment agreement for the employees engaged in the Business.

(6) Outlook for Obligation Performance

Sumitomo Trust and the Holding Company judge that there are no problems regarding the outlook for the performance of obligations occurring after the date that the Incorporation-type Company Split becomes effective.

4. Outline of the Splitting Company (Sumitomo Trust)

(1) Corporate Name: Sumitomo Trust & Banking Co., Ltd.
(2) Principal Business: Trust business; banking business
(3) Incorporation Date: July 28, 1925
(4) Location of Head Office: 4-5-33 Kitahama, Chuo-ku, Osaka-shi
(5) Representatives: President & CEO: Hitoshi Tsunekage
(6) Capital: JPY 287,537 million
(7) Outstanding Shares: 1,675,128,546 ordinary shares
(8) Net Assets: JPY 1,393,547 million (consolidated)
(9) Total Assets: JPY 22,059,389 million (consolidated)
(10) End of Fiscal Year: March 31
(11) Principal Shareholders and Shareholding Percentage:

Japan Trustee Services Bank, Ltd. (trust account)	5.64%
The Master Trust Bank of Japan, Ltd. (trust account)	4.75%
State Street Bank and Trust Company	2.56%
State Street Bank and Trust Company 505103	1.60%
Rabobank Nederland, Tokyo Branch	1.41%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	1.40%
Kubota Corporation	1.31%
The Chase Manhattan Bank NA London SL Omnibus Account	1.25%
Japan Trustee Services Bank, Ltd. (trust account 4)	1.14%
Trust & Custody Services Bank, Ltd. (trust account B)	1.05%

* Record as at September 30, 2007 (Representative as at February 25, 2008)

5. Outline of the Splitting Business Sector

(1) Principal Business of the Splitting Business Sector

The splitting business sector is the management operation business of the two lease subsidiaries of the Sumitomo Trust group. Please refer to the attached reference materials for an outline of the two lease subsidiaries.

(2) Operating Results of the Splitting Business Sector

The Business has no operating results such as turnover.

(3) Type and Value of Split Assets

(a) 21,584,300 STBL shares (book value: approx. JPY 43.1 billion)
(b) 5,215,610 SMFC shares (book value: approx. JPY 53.5 billion)
(c) Cash (JPY 50 million)
(d) Administrative data and other materials related to the Business
(e) Any other assets related to the Business
(f) Any rights incidental to the assets set out in (a) to (e) above

6. The Listed Company (Sumitomo Trust) after the Company Split

(1) There will be no change to, among other things, corporate name, principal business, location of head office, representatives or capital.

(2) Impact on the Earnings Forecast

No impact on the Company's management, business, facilities and others will be incurred. The establishment of the Holding Company and the Incorporation-type Company Split will not impact on the previously announced earnings forecast for the March 2008 period.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

REFERENCE

(1) Overview of STB Leasing Co., Ltd. (STBL)

1.	Corporate Name	STB Leasing Co., Ltd.
2.	Principal Businesses	Comprehensive leasing business (including leasing business, installment sales business, corporate loans business, other related businesses)
3.	Incorporation Date	July 1, 1985
4.	Location	1-6-1 Marunouchi, Chiyoda-ku, Tokyo
5.	Representative	Director & CEO: Jiro Araki
6.	Capital	5,064,000,000 yen (as of September 30, 2007)
7.	Outstanding Shares	21,584,300 shares
8.	Composition of major shareholders and their shareholding percentage	The Sumitomo Trust & Banking Co., Ltd. 100%

Distinguishing Features of STBL

STBL has developed its business focusing particularly on the leasing business for large corporations, and armed with its advanced know-how and ability to make proposals, it has acquired an impressive portfolio of lease assets. It prides itself on its system of focusing on the value in "things," such as airplanes, industrial machinery, construction equipment, and computers, and resale business for properties with expired leases.

(2) Overview of Sumishin Matsushita Financial Services Co., Ltd. (SMFC)

1.	Corporate Name	Sumishin Matsushita Financial Services Co., Ltd.
2.	Principal Businesses	Comprehensive leasing business, installment sales business, credit card business and others
3.	Incorporation Date	February 27, 1967
4.	Location	3-2-18 Nakanoshima, Kita-ku, Osaka-shi
5.	Representative	Director & CEO: Toshiharu Sakurai
6.	Capital	20,520,000,000 yen (as of September 30, 2007)
7.	Outstanding Shares	7,902,440 shares
8.	Composition of major shareholders and their shareholding percentage	The Sumitomo Trust & Banking Co., Ltd. 66% Matsushita Electric Industrial Co., Ltd. 34%

Distinguishing Features of SMFC

SMFC has broadly developed its business by focusing not only on the leasing business but also on the credit and the credit card businesses and the finance business, maintaining a

diverse customer base ranging from large corporate clients through to small- and medium-sized corporations to individuals. With its leasing and credit businesses in particular, SMFC prides itself on its intensive back-office infrastructure, which includes an examination center that uses a scoring system in its examinations, and its other business infrastructure, which enables SMFC to effectively manage large volumes of applications for small leases and small amounts of credit by utilizing its expansive national sales network in the areas of, for example, office equipment, medical equipment, and electronic products.

(3) Financial Information on STBL and SMFC (for period ended March 2007)

(in millions of yen)

	STBL (consolidated)	SMFC (non-consolidated)
Net sales	161,338	191,261
Ordinary profit	6,642	5,308
Net income	17,344	3,176
Net assets	46,355	69,881
Total assets	520,409	601,585

April 18, 2008
The Sumitomo Trust & Banking Co., Ltd.

Devaluation losses on securities and Revision of earnings forecasts for the fiscal year ended March 31, 2008

The Sumitomo Trust & Banking Co., Ltd. ("STB") hereby announces that its devaluation losses on securities due to impairment of securities classified as Available-for-sale for the fiscal year ended March 31, 2008 ("FY2007") are estimated to be 73.9 billion yen on a consolidated basis. Consequently, STB also announces, its earnings forecasts for FY2007 are revised as follows:

1. Total amount of devaluation losses on securities as of March 31, 2008

STB has decided to adopt proactive approaches to impairment of its overseas asset-backed securities portfolio(*), resulting in impairment loss of 50.8 billion yen. Including impairment loss of 15.0 billion yen from domestic stocks, STB posted total devaluation losses of 68.5 billion yen and 73.9 billion yen, on a non-consolidated basis and a consolidated basis, respectively.

(Billions of Yen)

			Consolidated		Non-consolidated	
(A)	Total amount of devaluation losses on securities as of the end of FY2007		73.9		68.5	
(B)	Net assets as of the end of FY2006	(A / B x 100)	1,447.9	(5%)	1,195.5	(6%)
(C)	Ordinary profits for FY2006	(A / C x 100)	170.1	(43%)	134.5	(51%)
(D)	Net income for FY2006	(A / D x 100)	103.8	(71%)	81.8	(84%)

(*) With regard to its overseas asset-backed securities, STB posted impairment losses of all securities whose fair values depreciated by more than 30% of their costs and other securities which have little prospect of recovery. STB also expanded its scope of such impairment process by reclassifying most of Securities with No Available Fair Value, which totaled approximately 60.0 billion yen in book value, to Securities with Fair Value category, as the availability and validity of the fair value for those securities were verified.

2. Revision of earnings forecasts for FY2007

(For the period from April 1, 2007 to March 31, 2008)

(Billions of Yen)

			Consolidated		Non-consolidated	
			Ordinary profits	Net income	Ordinary profits	Net income
(A)	Previous forecast		150.0	90.0	120.0	80.0
(B)	**Revised forecast**		**135.0**	**80.0**	**105.0**	**70.0**
(C)	Change	(B) - (A)	-15.0	-10.0	-15.0	-10.0
(D)	Rate of Change (%)	(C / A x 100)	-10%	-11%	-13%	-13%

3. Dividend forecast for FY2007

Forecast for the end of FY dividend per share of common stocks remains 8.50 yen, same as previously forecasted, so the total annual dividend per share is expected to be 17.00 yen.

Reference

1. Outline of earnings forecasts for FY2007

(1) Non-consolidated Net business profit before credit costs<6> is expected to stay in the vicinity of the previous forecast. Better than expected profit of market related business, primarily driven by gains on sales of bonds, offset the shortage in front-end sales fees of mutual funds and real estate brokerage fees.

(2) Non-consolidated Total substantial credit costs<12>(*), which includes losses related to international credit investments, is expected to be approximately 75.0 billion yen, increased by 15.0 billion yen from the previous forecast. STB adopted proactive approaches to impairment process for such overseas asset-backed securities as SIV Capital notes, CLO equities and some other. STB also posted 15.0 billion yen impairment loss in Japanese stock portfolio. However, as it realized gains of approximately 30.0 billion yen on sales of stocks, Ordinary profit<2><10> is expected to decrease by 15.0 billion yen from the previous forecast.

(3) Due to the factors described above, consolidated and non-consolidated Net income<3><11> is expected to be approximately 80.0 billion yen and 70.0 billion yen, respectively, both of which decreased by 10.0 billion yen from the previous forecast.

(Billions of Yen)

	(Consolidated)	Mar. 2007 Actual (A)	Mar. 2008 Revised forecast (B)	Mar. 2008 Previous forecast (C)	Change (B)-(C)
1	Net business profit before credit costs	215.4	**215.0**	215.0	-
2	Ordinary profits	170.1	**135.0**	150.0	-15.0
3	Net income	103.8	**80.0**	90.0	-10.0
4	Dividend per common stock (Yen)	17.00	**17.00**	17.00	-
5	Consolidated dividend payout ratio (%)	27.4%	**mid- 30%**	31.6%	---------

(Billions of Yen)

	(Non-consolidated)	Mar. 2007 Actual (A)	Mar. 2008 Revised forecast (B)	Mar. 2008 Previous forecast (C)	Change (B)-(C)
6	Net business profit before credit costs	175.9	**175.0**	175.0	-
7	Total credit costs	-40.5	**-10.0**	-30.0	+20.0
8	Net gains on stocks	5.0	**5.0**	-25.0	-35.0
9	Other non-recurring profits	-5.9	**-65.0**		
10	Ordinary profits	134.5	**105.0**	120.0	-15.0
11	Net income	81.8	**70.0**	80.0	-10.0
12	Total substantial credit costs(*)	-40.5	**-75.0**	-60.0	-15.0

(*) "Total substantial credit costs" is a sum of "Total credit costs <7>" and costs in "Net gains on stocks <8>" and "Other non-recurring profits <9>" which are related to investment in securities of domestic and overseas credit.

(Billions of Yen)

(Breakdown of Total substantial credit costs)	Revised forecast	(Breakdown of Total substantial credit costs attributable to international credit investment and its major components)	
Total	-75.0	-80.0	
Total credit costs	-10.0	-15.0	CLO Warehousing loan (Net balance(*) of CLO Warehousing loan: 35.0)
Net gains on stocks	-10.0	-10.0	CLO equities (Reclassified to Securities with Fair Value) (Net balance of CLO equities: 15.0)
Other non-recurring profits	-55.0	-55.0	
		-33.0	SIV Capital notes (Net balance of SIV Capital notes: 1.0)
		-8.0	Subprime related RMBS and Synthetic CDO (Net balance: 13.0 and 14.0)
		-5.0	Other asset-backed securities which were reclassified to Securities with Fair Value (Net balance: 29.0)
		-4.0	Provision of allowance for investment losses of stock of subsidiary (STB Omega)(**) (Net balance of CLO equities held by STB Omega: 6.0)

(*) Cost after impairment or cost less allowance
(**) STB Omega has realized impairment loss of approximately 5.0 billion yen on its CLO equities. Our consolidated income statement will include corresponding devaluation loss on securities, while Provision of allowance for investment loss, which was accounted on a non-consolidated basis, will be eliminated.

2. Net unrealized gains/ losses of "Available-for-sale securities"

(Banking a/c, after impairment)

(1) Unrealized gains/losses of "Available-for-sale Securities"<1> are expected to be approximately 110.0 billion yen, decreased by approximately 255.0 billion yen from the end of September 2007, primarily due to the decrease of unrealized gains on stocks<2>.

(2) Unrealized losses of overseas asset-backed securities as of end of March 31, 2008 are expected to be 55.0 billion yen as a result of the impairment of 50.8 billion yen. The book value of overseas asset-backed securities after impairment will be approximately 665.0 billion yen, decreased by 50.0 billion yen from the end of September 2007 and 120.0 billion yen from the end of December 2007, respectively.

(Billions of Yen)

	(Non-consolidated)	Sep. 2007 Actual (A)	**Mar. 2008 Revised forecast (B)**	Change (B-A)
1	Available-for-sales securities	365.0	**110.0**	-255.0
2	Stocks	419.5	**190.0**	-229.5
3	Bonds	-5.6	**0.0**	+5.6
4	Others	-48.8	**-80.0**	-31.2
5	International credit securities	-28.2	**-65.0**	-36.8
6	Asset-backed securities(*)	-22.6	**-55.0**	-32.4
7	Corporate bonds	-5.5	**-10.0**	-4.5

(*) Unrealized losses of approximately 5.0 billion yen on securities, which were reclassified to Securities with Fair Value, were included in March 2008.

3. Assets classified under the Financial Reconstruction Law (Banking a/c and principal guaranteed trust a/c combined; after partial direct write-off)

(1) The balance of assets classified under the Financial Reconstruction Law<9> is expected to be 105.0 billion yen, of which Ratio to total loan balance<8> being 0.9%. While the amount of Doubtful loans ("Kiken-saiken")<11> decreased, Substandard loans ("Yo-kanri-saiken")<12> increased mainly due to downgrade of CLO Warehousing loans.

(2) The balance of Special mention loans excluding Substandard loans<13> is expected to be 750.0 billion yen. While repayment of loan and the downgrade of CLO Warehousing loan from this category contributed to the decrease, the upgrade from Doughtful ("Kiken-saiken") offset such decrease.

	(Non-consolidated)	Sep. 2007 Actual (A)	**Mar. 2008 Revised forecast (B)**	Change (B-A)
8	Ratio to total loan balance	0.8%	**0.9%**	0.1%
9	Assets classified under the Financial Reconstruction Law	98.2	**105.0**	+6.8
10	Loans in bankrupt and practically bankrupt	5.5	**5.0**	-0.5
11	Doubtful loans ("Kiken-saiken")	59.8	**25.0**	-34.8
12	Substandard loans ("Yo-kanri-saiken")	32.9	**75.0**	+42.1
13	Special mention excluding Substandard	750.9	**750.0**	-0.9
14	Total loan balance	12,185.2	**12,200.0**	+14.8

Glossary of terms

Asset-backed securities	Broadly defined, a combination of (1) Securitization products, such as RMBS, CMBS, and CARDS, which are backed by cash flow of underlying, non-corporate, assets, (2) CDO, or Collateralized Debt Obligation, such as CBO, CLO, and Synthetic CDO, which are backed by corporate debt or credit, and (3) Resecuritization products, such as ABS-CDO and SIV issued papers, which are backed by abovementioned securitization products
SIV Capital notes	Most junior tranche of security, or equity, funding SIV (Structured Investment Vehicle), which mainly invests in ABS (asset-backed securities) and notes issued by financial institutions
CLO	Collateralized Loan Obligation: A category of asset-backed securities, which is backed by corporate loans
CLO equities	Most junior tranche of security, or equity, of CLO
CLO Warehousing loan	A short-term, bridge type, loan to the issuing entity of CLO securities to fund its accumulation of loan assets
Subprime related RMBS	A portion of RMBS (Residential Mortgage Backed Securities), which is mainly backed by U.S. subprime mortgage loans
Synthetic CDO	Synthetic Collateralized Debt Obligation: A category of securitization products, which utilizes credit derivative transactions to take credit risk of corporations

For further information, please contact:
IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

May 15, 2008

The Sumitomo Trust & Banking Co., Ltd.

Notice regarding change of Representative Directors

The Sumitomo Trust & Banking Co., Ltd. hereby announces that the Board of Directors unanimously resolved the following change of representative directors, effective on June 27, 2008.

1. Appointment of Representative Directors, effective on June 27, 2008

<New Position>	<Current Position>	<Name >
Senior Executive Officer (Representative Director)	Managing Executive Officer	Akio Otsuka
Senior Executive Officer (Representative Director)	Managing Executive Officer (Director)	Kiyoshi Mukohara
Senior Executive Officer (Representative Director)	Managing Executive Officer	Teruhiko Sugita
Senior Executive Officer (Representative Director)	Managing Executive Officer (Director)	Tomoaki Ando

2. Resignation of Representative Directors, effective on June 27, 2008

Senior Executive Officer (Representative Director) Masao Shibuya

Mr. Shibuya will be appointed as Chairman of STB Research Institute Co., Ltd. and Chairman of the Board of Sumishin Realty Company, Limited.

Senior Executive Officer (Representative Director) Masakiyo Inoue

Mr. Inoue will be appointed as President and CEO (Representative Director) of STB Leasing Co., Ltd., and the Representative Director of STB Leasing & Financial Group Co., Ltd.

For inquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone:+81-3-3286-8354 Fax:+81-3-3286-4654

May 15, 2008

The Sumitomo Trust & Banking Co., Ltd.

Comments on investment unit reduction

Having valued the participation of individual investors important in relation to the vitalization of stock market, The Sumitomo Trust & Banking Co., Ltd. ("STB") has put emphasis on investor relation activities, including website development and investor-friendly reporting, so as to enhance its fair disclosure of IR information.

STB understands the reduction of investment unit, which is currently 1,000 shares for STB, could become one of the effective alternatives to widen the layers of investors. STB will evaluate the investment unit reduction as one of our strategic alternatives, taking such comprehensive factors into consideration as the movement of stock market, the motives of individual investors, and the scheduled completion of "paperless" settlement, or dematerialization, of Japanese stocks.

For further information, please contact:

IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on May 26, 2008, by The Sumitomo Trust and Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of the establishment of an overseas special purpose subsidiary for the issuance of the "Non-dilutive Preferred Securities".

May 26, 2008

Company name:	The Sumitomo Trust and Banking Co., Ltd.
Representative:	Hitoshi Tsunekage, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Establishment of an overseas special purpose subsidiary for issuance of Non-dilutive Preferred Securities

The Sumitomo Trust and Banking Co., Ltd. ("Company") hereby announces that the Company held a meeting of its Board of Directors on May 26, 2008 and resolved to establish a wholly owned subsidiary in the Cayman Islands named "STB Preferred Capital 4 (Cayman) Limited" for issuance of preferred securities ("Non-dilutive Preferred Securities").

The general terms of the Non-dilutive Preferred Securities are as described below and the specific terms and conditions of the issue will be determined at a later date. The issuance of the Non-dilutive Preferred Securities is expected to increase our Tier I capital under the BIS capital adequacy requirements.

(1) Issuer
STB Preferred Capital 4 (Cayman) Limited
(an overseas special purpose company to be newly established in the Cayman Islands under the laws of the Cayman Islands and to be wholly owned by the Company)

(2) Type of security
Japanese Yen denominated non-cumulative perpetual preferred securities
(no right to convert into Company's common share is granted)

(3) Issue Amount
To be determined

(4) Dividend Rate

To be determined

(5) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base, including refinancing.

(6) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of the Company, senior to the Company's common shares, and *pari passu* with the Company's preferred shares.

(7) Method of offering

Private placement in Japan

Note: The issuance is subject to valid notifications and approvals based on applicable laws and regulations.

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust and Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: +81-3-3286-4654

May 28, 2008
The Sumitomo Trust & Banking Co., Ltd.

Exposure to securitized products (As of March 31, 2008)

The Sumitomo Trust & Banking Co., Ltd. ("STB") hereby announces its exposure to securitized products as of March 31, 2008 ("FY2007") based on "Report of the Financial Stability Forum on Enhancing Market and Institutional Resilience" presented by the Financial Stability Forum on April 11, 2008.

1. Off-balance risk from Special Purpose Entities(SPEs) (As of March 31, 2008)

(1) SPE related transactions collateralized by overseas assets

There are no transactions that STB sponsors or complements SPEs' liquidity and/or credit.

(2) SPE related transactions collateralized by domestic assets

STB complements liquidity and credit for the purpose of facilitating domestic Asset-backed Commercial Paper (ABCP) programs of SPEs which were established in order to meet customers' needs such as raising funds and securitizing assets.

As of March 31, 2008, 638.9 billion yen of assets was outstanding in the ABCP programs, whereas 549.6 billion yen of ABCP was issued. The breakdown of assets are shown in the table below. Risks arising from such business are properly taken in the calculation of BIS Capital Adequacy Ratio.

Domestic ABCP programs outstanding (As of March 31, 2008) (Billions of Yen)

Underlying Assets	Balance	Internal Credit Ratings (*)			Average Remaining Life (Year)	ABCP Outstanding	Change from Sep. 2007
		1-4	5-6	7-8			
Total	638.9	296.9	341.6	0.2	0.43	549.6	-35.8
Accounts receivable	534.7	232.7	301.7	0.2	0.28		
Loans	36.1	29.2	6.9	-	0.08		
Claims on lease payments	30.9	15.2	15.6	-	3.40		
Others	37.0	19.7	17.2	-	0.59		

(*) Internal Credit Ratings: 1-6: Ordinary debtors, 7-8: Special mention debtors(except for Substandard debtors)

2. Exposure to securitized products(As of March 31, 2008)

(1) Securitized products collateralized by overseas assets (*1)

(Billions of Yen)

Underlying Assets	Cost (After impairment)				Valuation Difference		FY2007 Impairment
	Total	North America	Europe	Change from Sep.2007		(%)	
Total of securitized products	667.6	297.5	366.8	-50.3	-56.5	-	-50.8
Securitized products with fair value	663.8	297.5	363.0	14.8	-56.5	-8.5%	-50.8
RMBS(Residential mortgage) other than subprime related	229.1	6.0	220.8	9.8	-16.3	-7.1%	-1.7
Alt-A related	2.6	2.6	-	2.6	-	-	-1.1
CMBS(Commercial mortgage)	38.8	0.7	38.0	6.2	-3.2	-8.3%	-0.1
CLO(Corporate loans)	205.5	143.1	62.3	-17.8	-20.6	-10.0%	-0.0
CARDS(Credit card receivables)	85.2	74.7	10.4	7.4	-8.5	-10.0%	-0.3
Other ABSs(*2)	36.6	13.9	21.7	10.7	-1.8	-5.0%	-0.9
Subprime related RMBS	13.0	13.0	-	0.5	-1.3	-10.3%	-2.3
CDO mezzanine	18.3	15.9	2.3	18.3	-2.8	-15.5%	-1.7
Synthetic CDO	13.7	7.6	6.0	0.7	-0.5	-3.8%	-5.2
ABS of ABS(resecuritization)	10.4	9.3	1.1	10.4	-1.0	-10.2%	-2.7
ABS-CDO	10.4	9.3	1.1	10.4	-1.0	-10.2%	-2.7
Equity securities	12.9	12.9	-	-31.7	-0.1	-0.9%	-35.5
SIV Capital notes	0.8	0.8	-	-43.8	-	-	-25.4
CLO equities	12.1	12.1	-	12.1	-0.1	-1.0%	-10.1
Securities with no available fair value	3.7	-	3.7	-65.2	-	-	-
CLO equities	3.7	-	3.7	-24.4	-	-	-

(*1) There are no hedge transaction to these securitized products.

(*2) Senior tranches of primary securitized assets collateralized by bonds, auto loans and claims on equipment lease payments.

Reference 1

Credit ratings of main securitized products

(Billions of Yen)

Underlying Assets	Cost (After impairment)	Change from Sep.2007	Credit Ratings (*1)				
			AAA	AA	A	BBB	BB and below (No rating)
Total of securitized products with fair value(*2)	663.8	14.8	386.0	104.9	59.3	99.7	1.5
RMBS(Residential mortgage) other than subprime related	229.1	9.8	111.0	46.3	37.2	34.4	-
Alt-A related	2.6	2.6	2.6	-	-	-	-
CMBS(Commercial mortgage)	38.8	6.2	28.0	9.3	1.4	-	-
CLO(Corporate loans)	205.5	-17.8	177.2	28.0	-	0.2	-
CARDS(Credit card receivables)	85.2	7.4	24.4	-	6.7	54.0	-
Other ABSs	36.6	10.7	24.0	10.4	1.6	0.4	-
Subprime related RMBS	13.0	0.5	8.9	3.3	0.4	0.2	-
CDO mezzanine	18.3	18.3	-	-	9.2	8.6	0.3
Synthetic CDO	13.7	0.7	6.1	4.3	1.5	1.6	-
ABS of ABS(resecuritization)	10.4	10.4	6.0	3.1	0.9	-	0.4
ABS-CDO	10.4	10.4	6.0	3.1	0.9	-	0.4
Equity securities	12.9	-31.7	-	-	-	-	(12.9)

(*1)On internal credit ratings basis (shown in rating marks based on the general correspondence with external credit ratings.)

(*2)Vintage of RMBS: 2007: 16%, 2006: 32%, 2005: 28%, 2004 and before: 24%

Reference 2

Overseas bond exposures

(Billions of Yen)

	Cost (After impairment)	Change from Sep. 2007	Valuation Difference		FY2007 Impairment	Credit Ratings	
				(%)		Average	BB and below
Bonds	355.8	29.0	-9.0	-2.6%	-	A	23.7
Bonds issued by financial institutions	92.1	56.5	-4.2	-4.6%	-	AA	0.0

Reference 3

Securitized products guaranteed by US monoline insurance companies(included in table 2.(1))

(Billions of Yen)

	Cost (After impairment)	North America	Europe	Change from Sep. 2007	Valuation Difference	(%)	FY2007 Impairment
Securitized products and bonds	13.9	9.0	4.9	5.8	-0.3	-2.2%	-2.0

Reference 4

Securitized products held by subsidiary(not included in table 2.(1))(*)

(Billions of Yen)

	Cost (After impairment)	North America	Europe	Change from Sep. 2007	Valuation Difference	(%)	FY2007 Impairment
CLO equities	5.9	5.9	-	-19.0	-0.0	-0.2%	-5.3

(*)STB Omega Investment Ltd., STB's 75% owned subsidiary.
The amount of impairment is realized by STB Omega Investment Ltd.

(2) Securitized products collateralized by domestic assets

(Billions of Yen)

Underlying Assets	Cost (After impairment)	Change from Sep. 2007	Valuation Difference		Internal Credit Ratings		
				(%)	1-4	5-6	7-8
Total of securitized products	632.4	-145.7	-7.6	-1.2%	580.3	52.0	-
Housing loans	301.6	-83.9	-1.0	-0.3%	299.6	1.9	-
Other consumer loans	119.5	-25.8	-0.6	-0.5%	114.2	5.3	-
Commercial real estate-secured loans	53.2	-18.0	-0.3	-0.5%	49.4	3.7	-
Corporate loans and bonds	103.2	-5.5	-5.6	-5.4%	62.2	41.0	-
Claims on lease payments	54.7	-12.4	-0.0	-0.1%	54.7	-	-

3. Other overseas loans(As of March 31, 2008)

(Billions of Yen)

	Balance				Internal Credit Ratings	
	Total	North America	Europe	Change from Sep. 2007	5-6	7-8
Corporate loans(*)	285.5	162.9	66.1	-100.1	234.5	9.9
CLO Warehousing loans	42.1	42.1	-	-78.0	37.4	4.8
Manufacturing	103.1	65.7	28.4	-18.7	93.1	3.6
Energy and utilities	6.5	5.4	-	-4.4	5.6	0.8
Communication	44.0	25.4	10.6	-6.3	37.8	2.6
Wholesale and retail	28.6	20.0	8.1	-6.9	26.1	0.5
Real estate	6.3	1.9	-	-3.1	2.8	0.4
Various services	55.6	36.1	16.3	-11.9	49.7	1.9

(*) There are no subprime related loans.

Reference: Domestic LBO finance(As of March 31, 2008)

(Billions of Yen)

	Balance	Change from Sep. 2007	Internal Credit Ratings 1-4	5-6	7-8
Total	68.4	-8.9	3.2	44.9	20.3

4. Glossary of terms on securitized products and overseas loans

SIV Capital notes	Most junior tranche of security, or equity, funding SIV (Structured Investment Vehicle), which mainly invests in ABS (asset-backed securities) and notes issued by financial institutions.
CLO equities	Most junior tranche of security, or equity, of CLO(Collateralized Loan Obligation), a category of asset -backed securities, which is backed by corporate loans.
ABS- CDO	A category of resecuritized product, backed by other asset-backed securities.
CDO mezzanine	A-rated or BBB-rated, at the time of issuance, tranches of CDOs which are backed by corporate loan or bond portfolio.
Synthetic CDO	Synthetic Collateralized Debt Obligation: A category of securitized products, which utilizes credit derivative transactions to take credit risk of corporations
CLO Warehousing loan	A short-term, bridge type loan to the issuing entity of CLO securities to fund its accumulation of loan assets.

For further information, please contact:
IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654


END